                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                               HS RESOURCES, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   404297103
                                 (CUSIP Number)

                              Richard L. Covington
                           Natural Gas Partners, L.P.
                          777 Main Street, Suite 2700
                              Fort Worth, TX 76102
                                 (817) 338-9235
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 30, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 404297103                                        PAGE    OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NATURAL GAS PARTNERS, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00 (SEE ITEM 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      NATURAL GAS PARTNERS, L.P. IS A LIMITED PARTNERSHIP FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  2,183,706(1)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  2,183,706(1)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,183,706

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.53%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

(1) As exercised through its sole general partner, G.F.W. Energy, L.P., a Delaware limited partnership, as exercised through its sole general partner,
R. Gamble Baldwin.

(2) Based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997.


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 404297103                                        PAGE    OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      G.F.W. ENERGY, L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00 (SEE ITEM 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      G.F.W. ENERGY, L.P. IS A LIMITED PARTNERSHIP FORMED UNDER THE LAWS OF THE STATE OF DELAWARE.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  2,183,706(1)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  2,183,706(1)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,183,706(1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.53%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

(1) Solely in its capacity as sole general partner of Natural Gas Partners, L.P.

(2) Based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997.



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 404297103                                        PAGE    OF   PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. GAMBLE BALDWIN

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00 (SEE ITEM 3)

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  2,183,706(1)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  2,183,706(1)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,183,706

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.53%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

      (1) Solely in his capacity as sole general partner of G.F.W. Energy, L.P., the sole general partner of Natural Gas Partners, L.P.

      (2) Based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30,1 997.




                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

      The Schedule 13D filed by the Natural Gas Partners, L.P. ("NGP"), G.F.W. Energy, L.P. ("GFW") and R. Gamble Baldwin ("Baldwin"), with the Securities and Exchange Commission on March 10, 1996, as amended and restated on July 1, 1996, is hereby amended as follows:

ITEM 1.     SECURITY AND ISSUER.

      No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

      No modification.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On September 30, 1997, NGP elected to make a cashless exercise of all of its outstanding warrants to purchase 740,262 shares of Common Stock, at an exercise price of $10 per share, and an option to purchase 1,500 shares, at an exercise price of $11.38 per share. NGP acquired a net 311,981 shares of Common Stock as a result thereof and no funds of NGP, GFW or Baldwin were used to exercise the warrants or options.

ITEM 4.     PURPOSE OF TRANSACTION.

      NGP intends to sell, in an underwritten secondary offering led by Lehman Brothers Inc., approximately 1.8 million shares of Common Stock. NGP plans to use the net proceeds from such sale to make a distribution to its limited partner. NGP anticipates that it will distribute to GFW the shares of Common Stock which are not sold by NGP. GFW may, at its discretion, distribute such shares of Common Stock to GFW's partners. It is anticipated that NGP will enter into an underwriting agreement with the Issuer and Lehman Brothers Inc., as representatives of the underwriters, that among other things will restrict any further transfer of the shares of Common Stock retained by NGP (except for distributions to GFW and GFW's partners) during the 90-day period following the underwritten sale of NGP's shares of Common Stock. NGP is liquidating its holdings in the Issuer pursuant to certain requirements under its limited partnership agreement. The shares of Common Stock to be sold by NGP were registered by the Issuer pursuant to a shelf registration statement filed by the Issuer in June 1997.

            Except as set forth above, NGP presently has no plans which would relate to or result in any of the actions or events enumerated in Item 4 of
Schedule 13D. Depending upon future developments, NGP may, in its discretion, develop plans at any time or from time to time which could relate to or result in one or more of such actions or events.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b), (d)    NGP owns options to purchase up to 7,500 shares of
common stock (of which the right to acquire 6,000 shares has vested and the right to acquire the remaining 1,500 shares will vest on October 21, 1997) and 2,176,206 shares of Common Stock, resulting in an aggregate beneficial ownership of 2,183,706 shares of Common Stock or approximately 12.53% of the Issuer's total outstanding shares (based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997).

      GFW, as the sole general partner of the Partnership, and Baldwin, as the sole general partner of GFW, may each be deemed to be the beneficial owner of all shares of Common Stock beneficially owned by NGP.

      (c) On September 30, 1997, NGP sold 1,000,000 shares of Common Stock, at a price of $17.25 per share, in a direct, privately negotiated transaction between NGP and a foreign investment fund. A commission of $.02 per share was paid to the broker-dealer through which the transaction was executed. The shares of Common Stock sold by NGP were registered by the Issuer pursuant to a shelf registration statement filed by the Issuer in June 1997.

      On September 30, 1997, NGP elected to make a cashless exercise of all of its outstanding warrants to purchase 740,262 shares of Common Stock, at an exercise price of $10 per share, and an option to purchase 1,500 shares, at an exercise price of $11.38 per share. NGP acquired a net 311,981 shares of Common Stock as a result thereof.

      (e)   No modification

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

       No modification.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No modification

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October  7, 1997                 NATURAL GAS PARTNERS, L.P.

                                        By:   G.F.W. Energy, L.P., its sole
                                              General Partner


                                        By: /s/ R. GAMBLE BALDWIN
                                            ----------------------------------
                                            R. Gamble Baldwin, General Partner



Date:  October 7, 1997                  G.F.W. ENERGY, L.P.


                                        By: /s/ R. GAMBLE BALDWIN
                                            ----------------------------------
                                            R. Gamble Baldwin, General Partner



Date:  October 7, 1997
                                        /s/ R. GAMBLE BALDWIN
                                        --------------------------------------
                                        R. Gamble Baldwin